UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

____________

FORM 11-K
____________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________

Commission file number 001-00368

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
____________

PN:001

CHEVRON
EMPLOYEE SAVINGS INVESTMENT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017 AND 2016

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

TABLE OF CONTENTS

PAGE
Report of Independent Registered Public Accounting Firm	1 - 2
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2017	4
Notes to Financial Statements	5 - 14
Supplemental Schedule:

Schedule H - Part IV, Line 4(i) - Schedule of Assets Held as of December 31, 2017	15 - 22

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator
Chevron Employee Savings Investment Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Chevron Employee Savings Investment Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes and supplemental schedule of assets held as of December 31, 2017 (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets held as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Morris Davis Chan & Tan LLP

We have served as the Plan’s auditor since 2007.

Alameda, California
June 21, 2018

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2017 AND 2016
(thousands of dollars)

	2017	2016

Assets

Investments - at fair value:
Chevron Corporation common stock	$7,953,209	$8,516,499
Registered investment companies	5,023,427	4,456,960
Vanguard Brokerage Option	261,412	276,501
Collective investment funds	6,261,954	5,713,241
Separate Account	301,546	284,152
Total investments	19,801,548	19,247,353

Notes receivable from participants	136,977	135,116

Total assets	19,938,525	19,382,469

Liabilities	—	—

Net assets available for benefits	$19,938,525	$19,382,469
The accompanying notes are an integral part of these financial statements.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2017
(thousands of dollars)

Additions

Contributions:
Employer contributions	$259,150
Participant contributions	327,786
Participant rollovers	218,758
Total contributions	805,694

Investment income
Net appreciation in fair value of investments	1,956,723
Dividends	482,332
Interest	11,030
Total investment increase	2,450,085

Interest on notes receivable from participants	3,831

Total additions	3,259,610

Deductions

Distribution to participants	2,698,409
Administrative fees	5,145

Total deductions	2,703,554

Net increase	556,056

Net assets available for benefits:
Beginning of year	19,382,469

End of year	$19,938,525
The accompanying notes are an integral part of these financial statements.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 1 - Description of the Plan

The following description of the Chevron Employee Savings Investment Plan (ESIP or the Plan), provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that is intended to be a qualified profit-sharing plan under section 401(a) of the Internal Revenue Code (the Code), a qualified cash or deferred arrangement under section 401(k) of the Code, and, effective December 1, 1989, to include a leveraged Employee Stock Ownership Plan (ESOP) qualified under section 4975(e)(7) of the Code.

Plan Sponsor/Administrator. Chevron Corporation (the Corporation) is the Plan Sponsor and the Plan Administrator of the ESIP. The Corporation has the authority to appoint one or more trustees to hold the assets of the Plan and to appoint a recordkeeper. In its capacity as fiduciary, the Corporation makes such rules, regulations and computations and takes whatever action is necessary to administer the Plan in accordance with provisions of the Code and the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility. Employees of the Corporation and each other participating company (Company) or employees who are represented by a labor organization that has bargained for and agreed to participation in the Plan are eligible to join the Plan if they are on the U.S. payroll.

Contributions. Participants may contribute up to 75 percent of regular pay as combined basic (1 or 2 percent) and supplemental (up to 73 percent) contributions. For 2017 and 2016, the maximum contribution amount on a before-tax and Roth 401(k) basis was the annual Code limit of $18,000, for participants under age 50 and $24,000 for participants age 50 and up. The Plan has a fixed match feature. The Company will match 4 percent of regular pay on the first 1 percent of the participant’s basic contribution to the Plan or 8 percent of regular pay on the first 2 percent of the participant’s basic contribution to the Plan. Both participant and Company match contributions to the Plan ceased when a participant reached regular pay of $270,000 for the year 2017.

The Company matching contribution is made in cash and distributed according to the participants’ current payroll deduction distribution elections. Participants may elect to receive dividends on shares in their Chevron Stock and Chevron ESOP accounts as a taxable distribution, or reinvest the dividends into their Chevron Stock account.

Vesting. Employees are always fully vested in all contributions to their accounts, as well as the investment income earned from all contributions to the Plan.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 1 - Description of the Plan (Continued)

Participant Accounts. Contributions are invested in funds within a number of Plan investments. Employee contributions are comprised of basic and supplemental contributions and rollover contributions from other qualified retirement plans or from a rollover IRA, on a pre-tax, after-tax, or Roth 401(k) basis.

Trustee. Vanguard Fiduciary Trust Company (Vanguard) is the trustee of the Plan. Vanguard is also the Plan’s recordkeeper. The trustee has the authority to manage the assets of the Plan in accordance with its terms and those of the trust agreement. The Corporation and Vanguard entered into a sub-trust agreement with State Street Bank and Trust Company (State Street) to perform custodial and administrative functions for the Dodge & Cox Income Separate Account (Separate Account).

Notes Receivable from Participants. The Plan loan provision allows participants to borrow funds from their Plan account, subject to certain restrictions and limitations. Participants may borrow up to the lesser of $50,000 or 50% of their total vested account balance or the value of the account(s) used to fund the loan. The minimum loan is $1,000. The minimum term for repayment of any loan is 6 months and the maximum term is 5 years. However, the maximum term for repayment of a loan to purchase the participant’s principal residence is 25 years. Loans bear a fixed rate of interest equal to 2 percent plus the average one-year jumbo certificate of deposit rate, as published in The Wall Street Journal on the last Wednesday of the preceding month. Interest rates charged during 2017 ranged from 2.23% to 9.50%. Most loan repayments are made through payroll deductions and the principal and interest paid by the participants are reinvested in the participants’ accounts. Notes receivable from participants totaled $136,976,666 and $135,115,786 as of December 31, 2017 and 2016, respectively.

Plan Termination. The Corporation expects to continue the ESIP indefinitely, but has the authority to amend or terminate the ESIP at any time. In the event of a plan termination, the trust fund shall continue until any previously unallocated assets of the Plan are allocated to accounts and distributed to participants or beneficiaries in accordance with applicable law and pursuant to written rules and procedures adopted by the Corporation prior to such termination. In addition, upon plan termination, neither the Corporation nor any other person shall have a liability or obligation to provide additional benefits. Participants or beneficiaries shall obtain benefits solely from the trust fund.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 1 - Description of the Plan (Continued)

Plan Expenses. In accordance with the Department of Labor’s (DOL) rules under ERISA section 408(b)(2), total all-in fees are disclosed by the service provider. In accordance with these DOL rules, recordkeeping and trustee fees are unbundled and paid by the participants. Other administrative expenses relating to the Plan, including audit fees and participant education retirement services are paid by the Plan to the extent Plan forfeiture funds are sufficient. If not, such fees are paid by the Corporation. Certain Chevron employee and administrative costs are being reimbursed to the Corporation by the Plan.

NOTE 2 - Summary of Significant Accounting Policies

Accounting Pronouncement. In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The update applies to reporting entities that elect to measure the fair value of an investment using the net asset value (NAV) per share (or its equivalent) practical expedient. The update simplifies Topic 820 by removing the requirement to categorize within the fair value hierarchy investments which use the net asset value as a practical expedient and removes certain disclosures for all such investments. ASU No. 2015-07 is effective retrospectively for fiscal years beginning after December 15, 2016, with early adoption permitted. ASU No. 2015-07 has no impact on the Plan’s financial statements since there are no investments that calculate NAV practical expedient.

The following are the significant accounting policies followed by the Plan:

Basis of Accounting. The financial statements of the ESIP are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition. Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in the core and supplemental options are valued on each business day on which the New York Stock Exchange is open for trading to reflect contributions, distributions, income, expenses, gains and losses. The difference between cost and market value represents unrealized appreciation or depreciation as of the reporting date. The valuation of the underlying securities in the Vanguard Brokerage Option are determined by Vanguard Brokerage Service daily.

Net appreciation (depreciation) in fair value of investments includes realized gains (losses) and unrealized appreciation (depreciation).

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Realized gains (losses) on investments are based on sales proceeds less average cost. Sales and purchases between participants are included in realized gains (losses). Security purchases and sales are recorded as of the trade date for such transactions.

Dividend income earned on investments held and interest income earned on funds pending investment are recorded on an accrual basis.

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan rules.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 3 - Fair Value Measurements (Continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

•	Common stocks and debt instruments are valued at the closing price reported on the active market on which the individual securities are traded.

•	Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end.

•	Corporate bonds are valued at the closing price reported in the active market in which the bond is traded.

•	U.S. government securities are valued at the closing price reported in the active market in which the individual security is traded.

•	Mortgages are valued on the basis of their future principal and interest payments discounted at prevailing interest rates for similar investments.

•	Asset-backed securities are priced based on a compilation of primarily observable market information.

•	Cash equivalents are valued at cost, which approximates fair value.

•
Collective investment funds are stated at fair value as determined by the issuers based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represents the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 3 - Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2017 and 2016:

	Investments at Fair Value (in thousands) as of December 31, 2017
	Level 1	Level 2	Level 3	Total

Common stocks	$7,953,209	$—	$—	$7,953,209
Registered investment companies	5,023,427	—	—	5,023,427
Vanguard Brokerage Option	261,412	—	—	261,412
Collective investment funds	—	6,261,954	—	6,261,954
Separate Account:
Preferred stock	—	2,953	—	2,953
Corporate bonds	—	112,981	—	112,981
Mortgages	—	107,172	—	107,172
U.S. government securities	—	65,969	—	65,969
Asset-backed securities	—	429	—	429
Cash equivalents	—	10,060	—	10,060
Receivables	—	2,193	—	2,193
Liabilities	—	(211)	—	(211)
	—	301,546	—	301,546

Total investments, at fair value	$13,238,048	$6,563,500	$—	$19,801,548

	Investments at Fair Value (in thousands) as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Common stocks	$8,516,499	$—	$—	$8,516,499
Registered investment companies	4,456,960	—	—	4,456,960
Vanguard Brokerage Option	276,501	—	—	276,501
Collective investment funds	—	5,713,241	—	5,713,241
Separate Account:
Preferred stock	—	2,774		2,774
Corporate bonds	—	123,313	—	123,313
Mortgages	—	93,549	—	93,549
U.S. government securities	—	53,957	—	53,957
Asset-backed securities	—	675	—	675
Cash equivalents	—	10,756	—	10,756
Receivables	—	2,821	—	2,821
Liabilities	—	(3,693)	—	(3,693)
	—	281,378	—	281,378

Total investments, at fair value	$13,249,960	$5,994,619	$—	$19,244,579

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 4 - Investments

At December 31, 2017 and 2016, the following broad range of investment options were available to participants:

Core Funds

Fund Name	Fund Type
Chevron Leveraged ESOP	Company Stock
Chevron Stock	Company Stock
Vanguard Prime Money Market Fund [1]	Money Market
Vanguard Federal Money Market Fund	Money Market
Vanguard Total Bond Market Index Fund [1]	Fixed Income
Vanguard Institutional Total Bond Market Index Trust	Fixed Income
Vanguard Short-Term Bond Index Fund	Fixed Income
Vanguard Institutional Index Fund [1]	Large-Cap Stock
Vanguard Institutional 500 Index Trust	Large-Cap Stock
Vanguard Total Stock Market Index Fund [1]	Growth and Income Stock
Vanguard Institutional Total Stock Market Index Trust	Growth and Income Stock
Vanguard Extended Market Index Fund [1]	Small & Mid-Cap Growth Stock
Vanguard Institutional Extended Market Trust	Small & Mid-Cap Growth Stock
Vanguard Developed Markets Index Fund	International Stock
Vanguard Small Cap Index Fund	Small Cap Value Stock
Vanguard REIT Index Fund	Real Estate
Vanguard Emerging Markets Stock Index Fund	International Stock
Vanguard Total World Stock Index Fund	Global Stock
SSgA US Inflation Protected Bond Fund	Fixed Income

Target Date Retirement Funds

Fund Name	Fund Type
Vanguard Target Retirement Income Trust Plus [2]	Balanced
Vanguard Target Retirement 2010 Trust Plus [3]	Balanced
Vanguard Target Retirement 2015 Trust Plus [2]	Balanced
Vanguard Target Retirement 2020 Trust Plus [2]	Balanced
Vanguard Target Retirement 2025 Trust Plus [2]	Balanced
Vanguard Target Retirement 2030 Trust Plus [2]	Balanced
Vanguard Target Retirement 2035 Trust Plus [2]	Balanced
Vanguard Target Retirement 2040 Trust Plus [2]	Balanced
Vanguard Target Retirement 2045 Trust Plus [2]	Balanced
Vanguard Target Retirement 2050 Trust Plus [2]	Balanced

[1] Fund was terminated as an investment option effective June 30, 2016.
[2] Fund was terminated as an investment option effective November 30, 2017.
[3] Fund was merged into Vanguard Target Retirement Trust Plus effective June 30, 2018.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 4 - Investments (Continued)

Target Date Retirement Funds

Fund Name	Fund Type
Vanguard Target Retirement 2055 Trust Plus [2]	Balanced
Vanguard Target Retirement 2060 Trust Plus [2]	Balanced
Vanguard Target Retirement 2065 Trust Plus [2]	Balanced
Vanguard Target Retirement Income Trust Select [4]	Balanced
Vanguard Target Retirement 2015 Trust Select [4]	Balanced
Vanguard Target Retirement 2020 Trust Select [4]	Balanced
Vanguard Target Retirement 2025 Trust Select [4]	Balanced
Vanguard Target Retirement 2030 Trust Select [4]	Balanced
Vanguard Target Retirement 2035 Trust Select [4]	Balanced
Vanguard Target Retirement 2040 Trust Select [4]	Balanced
Vanguard Target Retirement 2045 Trust Select [4]	Balanced
Vanguard Target Retirement 2050 Trust Select [4]	Balanced
Vanguard Target Retirement 2055 Trust Select [4]	Balanced
Vanguard Target Retirement 2060 Trust Select [4]	Balanced
Vanguard Target Retirement 2065 Trust Select [4]	Balanced

Supplemental Funds

Fund Name	Fund Type
Dodge & Cox Income Separate Account	Fixed Income
Vanguard Windsor II Fund	Large-Cap Value Stock
Vanguard PRIMECAP Fund	Large-Cap Growth Stock
American Funds EuroPacific Growth Fund	International Stock

[2] Fund was terminated as an investment option effective November 30, 2017.
[4] Fund was added as an investment option effective December 1, 2017.

Vanguard Brokerage Option (VBO)

Through the Vanguard Brokerage Services, a participant may choose from approximately 6,000 mutual funds from Vanguard and other companies, and Exchange-Traded Funds that are not included in the core or supplemental investment funds. There is a $50 annual fee charged to participants who use this option that is paid directly to Vanguard. Within each fund offered in the VBO, additional fees may be charged, either accrued within a fund’s pooled price or charged directly on deposits or withdrawals depending upon the Investment.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 5 - Income Taxes

The Plan received a determination letter dated October 23, 2013 from the Internal Revenue Service (IRS) stating that the Plan is qualified with the applicable requirements of the Code. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 6 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes, both positive and negative, in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 7 - Related Party and Party-In-Interest Transactions

Certain Plan investments consist of shares of registered investment funds managed by Vanguard Fiduciary Trust Company and shares of common stock of the Corporation. Transactions with Vanguard Fiduciary Trust Company, as the trustee and recordkeeper, and the Corporation, as the Plan sponsor and Plan administrator, qualify as party-in-interest and related party transactions.

NOTE 8 - Subsequent Events

In preparing the Plan’s financial statements, subsequent events and transactions have been evaluated for potential recognition. Plan management determined that there are no subsequent events or transactions that require disclosure to or adjustment in the financial statements except as disclosed below:

•
On February 17, 2016, six participants of the Plan filed a class action complaint against the Corporation and the ESIP Investment Committee (collectively “Chevron”) alleging fiduciary breaches under the Employee Retirement Income Security Act. The plaintiffs seek to recover for the Plan losses allegedly incurred as a result of purportedly excessive administrative and investment fees and imprudent investment options. Chevron denies the plaintiffs’ allegations and has filed a motion to dismiss the complaint. The complaint was dismissed with prejudice by the trial court. The plaintiffs have filed an appeal and the appeals process is on-going. The amount at issue, if any, has yet to be determined with certainty.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 8 - Subsequent Events (Continued)

•	Effective January 1, 2018, Fidelity Management Trust Company and Fidelity Workplace Services LLC became the trustee and recordkeeper, respectively, of the Plan.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2017
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Cost	Current Value

	COMMON STOCK
*	Chevron Corporation	Common Stock	63,530,684	$4,167,220	$7,953,209

	TOTAL COMMON STOCK			4,167,220	7,953,209

	REGISTERED INVESTMENT COMPANIES
*	Vanguard PRIMECAP Fund Admiral Shares		8,997,065	845,726	1,202,098
*	Vanguard Federal Money Market Fund Investor Shares		990,423,559	990,424	990,424
*	Vanguard Developed Markets Index Fund Institutional Plus Shares		37,083,169	752,017	836,596
*	Vanguard Windsor II Fund Admiral Shares		9,849,062	577,661	661,069
*	Vanguard Short-Term Bond Fund Index Institutional Plus Shares		25,933,894	273,016	269,194
*	Vanguard Small Cap Index Fund Institutional Plus Shares		1,445,613	239,305	295,339
*	Vanguard REIT Index Fund Institutional Shares		6,594,546	118,098	119,955
*	Vanguard Emerging Market Stock Index Fund Institutional Plus Shares		2,084,134	173,999	201,307
*	Vanguard World Stock Fund Institutional Shares		732,734	95,088	110,965
	American Funds EuroPacific Growth Fund Class R-6		5,993,600	274,264	336,480

	TOTAL REGISTERED INVESTMENT COMPANIES			4,339,598	5,023,427

*	VANGUARD BROKERAGE OPTION			261,412	261,412

	COLLECTIVE INVESTMENT FUNDS
*	Vanguard Institutional 500 Index Trust		14,388,260	1,481,666	1,983,709
*	Vanguard Institutional Total Bond Market Index Trust		11,313,270	1,129,792	1,139,473
*	Vanguard Institutional Extended Markets Index Trust		7,126,639	735,315	1,008,918
*	Vanguard Institutional Total Stock Market Index Trust		5,613,765	583,900	777,282
*	Vanguard Target Date Retirement Income Trust Select		2,311,616	77,812	78,318
*	Vanguard Target Date Retirement Trust 2015 Select		3,403,491	117,085	118,033
*	Vanguard Target Date Retirement Trust 2020 Select		8,631,722	303,687	306,512
*	Vanguard Target Date Retirement Trust 2025 Select		7,702,420	274,851	277,749
*	Vanguard Target Date Retirement Trust 2030 Select		3,951,882	142,478	144,046
*	Vanguard Target Date Retirement Trust 2035 Select		2,985,755	108,775	110,085
*	Vanguard Target Date Retirement Trust 2040 Select		2,499,067	91,876	93,065
*	Vanguard Target Date Retirement Trust 2045 Select		2,328,773	86,168	87,306
*	Vanguard Target Date Retirement Trust 2050 Select		1,437,205	53,150	53,852
*	Vanguard Target Date Retirement Trust 2055 Select		591,223	21,854	22,141
*	Vanguard Target Date Retirement Trust 2060 Select		353,250	13,060	13,233
*	Vanguard Target Date Retirement Trust 2065 Select		52,522	1,166	1,181
*	SSgA U.S. Inflation Protected Bond Index Non-lending Service Funds Class C		3,420,874	45,874	47,051

	TOTAL COLLECTIVE INVESTMENT FUNDS			5,268,509	6,261,954

	SEPARATE ACCOUNT
	Preferred Stock
	Citigroup	Capital XIII Preferred Stock	107,450	2,874	2,953

	Corporate bonds
	21st Century Fox America Company	Guaranty 02/41 6.150%	295,000	336	392
	21st Century Fox America Company	Guaranty 03/37 6.150%	290,000	325	380
	21st Century Fox America Company	Guaranty 11/37 6.650%	80,000	93	110
	21st Century Fox America Company	Guaranty 12/34 6.200%	70,000	78	90
	21st Century Fox America Company	Guaranty 12/35 6.400%	285,000	321	379
	AT&T Inc	Sr Unsecured 02/47 5.650%	475,000	474	520
	AT&T Inc	Sr Unsecured 03/48 4.500%	1,125,000	1,126	1,054

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2017
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Cost	Current Value

AT&T Inc	Sr Unsecured 05/46 4.750%	475,000	$473	$465
AT&T Inc	Sr Unsecured 09/40 5.350%	560,000	616	591
AT&T Inc	Sr Unsecured 144A 11/31 8.250%	821,000	1,140	1,139
Bank of America Corp Capital Trust XI Limited	Guaranty 05/36 6.625%	2,470,000	2,736	3,199
Bank of America Corp	Sr Unsecured 144A 12/23 Var 3.004%	2,080,000	2,204	2,085
Bank of America Corp	Subordinated 08/24 4.200%	400,000	400	421
Bank of America Corp	Subordinated 10/26 4.250%	375,000	365	395
Bank One Capital III	Limited Guaranty 09/30 8.750%	450,000	619	662
Barclays	Plc Subordinated 05/28 4.836%	325,000	325	338
Barclays	Plc Subordinated 09/24 4.375%	1,075,000	1,073	1,101
BNP Paribas	10/24 4.250%	2,825,000	2,844	2,982
BNP Paribas	Guaranty 144A 09/25 Var 4.375%	675,000	669	705
BNSF Railway Co	2007 1 P Pass Thru Ce 04/24 5.996%	340,928	399	379
Boston Properties LP	Sr Unsecured 05/21 4.125%	955,000	1,034	998
Boston Properties LP	Sr Unsecured 10/19 5.875%	475,000	546	501
Boston Properties LP	Sr Unsecured 11/20 5.625%	545,000	634	589
Burlingtn No	SF 06 1 TR Pass Thru Ce 01/24 5.720%	131,138	154	140
Burlingtn No	SF 06 2 TR Pass Thru Ce 04/24 5.629%	168,916	197	180
Burlingtn No	SF 99 2 TR Pass Thru Ce 01/21 7.570%	53,621	64	56
Burlingtn North Santa Fe	Sr Unsecured 09/22 3.050%	575,000	576	586
Burlingtn North Santa Fe	Sr Unsecured 09/23 3.850%	475,000	473	502
Capital One Financial Co	Sr Unsecured 06/23 3.500%	1,375,000	1,376	1,399
Capital One Financial Co	Sr Unsecured 10/25 4.200%	700,000	708	720
Cemex Finance LLC	Sr Secured 144A 04/24 6.000%	1,475,000	1,423	1,552
Cemex Sab De Cv	Sr Secured 144A 05/25 6.125%	1,175,000	1,062	1,254
Charter Comm Opt LLC/CAP	Sr Secured 05/47 5.375%	875,000	869	897
Charter Comm Opt LLC/CAP	Sr Secured 07/25 4.908%	700,000	699	744
Charter Comm Opt LLC/CAP	Sr Secured 10/45 6.484%	1,600,000	1,763	1,865
Cigna Corp	Sr Unsecured 03/23 7.650%	270,000	344	326
Cigna Corp	Sr Unsecured 05/27 7.875%	234,000	311	316
Cox Communications Inc	Sr Unsecured 144A 02/25 3.850%	1,400,000	1,391	1,433
Cox Communications Inc	Sr Unsecured 144A 08/27 3.500%	1,500,000	1,485	1,480
Cox Communications Inc	Sr Unsecured 144A 12/22 3.250%	1,575,000	1,467	1,578
CRH America Inc Company	Guaranty 144A 05/25 Var 3.875%	725,000	724	757
CSX Transportation Inc	Sr Secured 01/23 6.251%	126,206	151	142
CSX Transportation Inc	Sr Unsecured 06/20 9.750%	100,000	142	117
Dell Int LLC/EMC Corp	Sr Secured 144A 06/23 5.450%	1,400,000	1,427	1,513
Dillards Inc	Sr Unsecured 05/27 7.750%	125,000	121	144
Dillards Inc	Sr Unsecured 07/26 7.750%	210,000	207	240
Dillards Inc	Sr Unsecured 08/18 7.130%	230,000	241	235
Dillards Inc	Sr Unsecured 12/28 7.000%	280,000	265	308
Dominion Resources Inc Jr	Subordina 04/21 VAR	400,000	400	416
Dominion Resources Inc Jr	Subordina 07/20 2.579%	325,000	325	325
Dominion Resources Inc Jr	Subordina 10/54 VAR	1,325,000	1,325	1,431
Dow Chemical Co/The	Sr Unsecured 05/39 9.400%	1,225,000	1,901	2,094
Dow Chemical Co/The	Sr Unsecured 11/29 7.375%	480,000	636	640
Eaton Corp Company	Guaranty 11/22 2.750%	650,000	648	652
Enel Finance Intl Nv Company	Guaranty 144A 09/37 6.800%	1,300,000	1,476	1,738
Enel Finance Intl Nv Company	Guaranty 144A 10/39 6.000%	700,000	671	871
ERP Operating LP	Sr Unsecured 04/23 3.000%	625,000	619	632
ERP Operating LP	Sr Unsecured 12/21 4.625%	723,000	787	774
FedEx Corp	1998 Pass Tst Pass Thru Ce 07/23 6.720%	125,116	148	135
Ford Motor Credit Co LLC	Sr Unsecured 01/20 2.681%	650,000	651	652
Ford Motor Credit Co LLC	Sr Unsecured 01/20 8.125%	300,000	378	332

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2017
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Cost	Current Value

Ford Motor Credit Co LLC	Sr Unsecured 08/21 5.875%	1,800,000	$2,017	$1,977
HSBC Holdings Plc	Plc Sr Unsecured 03/26 4.300%	400,000	399	425
HSBC Holdings Plc	Plc Sr Unsecured 04/21 5.100%	515,000	570	553
HSBC Holdings Plc	Plc Subordinated 05/36 6.500%	1,560,000	1,731	2,036
HSBC Holdings Plc	Plc Subordinated 09/37 6.500%	900,000	1,000	1,184
Imperial Brands Finance Company	Guaranty 144A 07/22 3.750%	975,000	971	1,008
Imperial Brands Finance Company	Guaranty 144A 07/25 4.250%	2,625,000	2,599	2,752
JPMorgan Chase & Co	Subordinated 09/24 3.875%	850,000	849	887
JPMorgan Chase & Co	Subordinated 10/27 4.250%	700,000	736	744
Kinder Morgan Ener Part Company	Guaranty 02/24 4.150%	650,000	644	674
Kinder Morgan Ener Part Company	Guaranty 03/43 5.000%	1,125,000	994	1,142
Kinder Morgan Ener Part Company	Guaranty 09/39 6.500%	1,575,000	1,642	1,859
Lloyds Banking Group	Plc Subordinated 03/26 4.650%	675,000	671	713
Lloyds Banking Group	Plc Subordinated 11/24 4.500%	1,445,000	1,447	1,516
Macys Retail Hldgs Inc Company	Guaranty 02/28 7.000%	255,000	304	275
Macys Retail Hldgs Inc Company	Guaranty 04/29 6.900%	990,000	1,122	1,045
Macys Retail Hldgs Inc Company	Guaranty 07/24 6.650%	390,000	468	428
Macys Retail Hldgs Inc Company	Guaranty 07/34 6.700%	835,000	1,005	874
Myriad Int Holdings Bv Company	Guaranty 144A 07/20 6.000%	1,275,000	1,307	1,369
Myriad Int Holdings Bv Company	Guaranty 144A 07/25 5.500%	1,575,000	1,574	1,715
Myriad Int Holdings Bv Company	Guaranty 144A 07/27 4.850%	425,000	425	441
Navient Corp.	Sr Unsecured 06/18 8.450%	1,850,000	2,009	1,897
Nordstrom Inc	Sr Unsecured 03/28 6.950%	125,000	164	142
Petrobras Global Finance Company	Guaranty 05/23 4.375%	1,525,000	1,521	1,508
Petroleos Mexicanos Company	Guaranty 01/45 6.375%	1,250,000	1,078	1,257
Petroleos Mexicanos Company	Guaranty 01/46 5.625%	800,000	794	740
Petroleos Mexicanos Company	Guaranty 06/35 6.625%	1,425,000	1,632	1,522
Petroleos Mexicanos Company	Guaranty 08/26 6.875%	850,000	961	964
Petroleos Mexicanos Company	Guaranty 144A 03/27 6.500%	650,000	644	710
Relx Capital Company	Guaranty 01/19 8.625%	275,000	350	292
Relx Capital Company	Guaranty 10/22 3.125%	1,240,000	1,145	1,249
Rio Oil Finance Trust	Sr Secured 144A 01/27 9.750%	1,862,092	1,862	2,011
Rio Oil Finance Trust	Sr Secured 144A 07/24 9.250%	2,018,973	1,988	2,180
Royal Bk Scotlnd Grp	Plc Subordinated 12/22 6.125%	2,250,000	2,216	2,466
Royal Bk Scotlnd Grp	Plc Subordinated 12/23 6.000%	1,100,000	1,134	1,212
Telecom Italia Capital Company	Guaranty 06/18 6.999%	1,135,000	1,270	1,156
Telecom Italia Capital Company	Guaranty 06/19 7.175%	1,825,000	1,972	1,937
Telecom Italia Capital Company	Guaranty 06/38 7.721%	550,000	569	710
Telecom Italia Capital Company	Guaranty 07/36 7.200%	425,000	399	528
Time Warner Cable Inc Company	Guaranty 02/19 8.750%	335,000	443	357
Time Warner Cable Inc Company	Guaranty 02/20 5.000%	80,000	89	83
Time Warner Cable Inc Company	Guaranty 07/38 7.300%	800,000	875	1,003
Time Warner Cable Inc Company	Guaranty 09/21 4.000%	760,000	814	783
TransCanada Trust Company	Guaranty 03/77 VAR	625,000	625	645
TransCanada Trust Company	Guaranty 05/75 VAR	1,450,000	1,453	1,526
TransCanada Trust Company	Guaranty 08/76 VAR	450,000	450	487
Ultrapar International SA Company	Guaranty 144A 10/26 5.250%	700,000	687	713
Union Pacific RR Co	07 3 Pass Thru Ce 01/31 6.176%	281,863	337	325
UNP RR Co	2006 Pass Trst Pass Thru Ce 07/30 5.866%	385,919	450	435
Unum Group	Sr Unsecured 02/28 7.190%	110,000	120	132
Unum Group	Sr Unsecured 03/28 7.250%	245,000	277	308
Unum Group	Sr Unsecured 12/28 6.750%	75,000	82	92
Verizon Communications	Sr Unsecured 01/36 4.272%	3,467,000	3,375	3,449
Verizon Communications	Sr Unsecured 04/49 5.012%	975,000	964	1,023

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2017
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Cost	Current Value

Wells Fargo & Company	Subordinated 07/27 4.300%	1,325,000	$1,353	$1,411
Wells Fargo Bank NA	Unsecured 12/19 2.150%	1,750,000	1,748	1,747
Wells Fargo Bank NA	Unsecured 12/19 VAR	900,000	900	908
Xerox Corporation	Sr Unsecured 05/18 6.350%	380,000	446	386
Xerox Corporation	Sr Unsecured 05/21 4.500%	395,000	414	413
Xerox Corporation	Sr Unsecured 12/19 5.625%	665,000	754	699
Zoetis Inc	Sr Unsecured 11/20 3.450%	450,000	449	461
Zoetis Inc	Sr Unsecured 11/25 4.500%	775,000	773	846

Total Corporate bonds			108,496	112,981

Mortgages
American Express Credit Account	AMXCA 2017 3A	1,100,000	1,100	1,091
American Express Credit Account	AMXCA 2017 4A	1,730,000	1,730	1,721
Fannie Mae	Fnr 2007 47 PE	327,679	354	348
Fannie Mae	Fnr 2008 24 GD	7,589	8	8
Fannie Mae	Fnr 2009 40 TB	35,736	40	39
Fannie Mae	Fnr 2009 53 QM	15,689	17	17
Fannie Mae	Fnr 2010 123 WT	330,399	375	379
Fannie Mae	Fnr 2010 136 BA	2,401,271	2,497	2,486
Fannie Mae	Fnr 2013 118 FB	684,766	688	690
Fannie Mae Whole Loan	Fnw 2003 W2 1A2	69,183	79	81
Fannie Mae Whole Loan	Fnw 2004 W2 5A	42,245	49	48
Fannie Mae Whole Loan	Fnw 2004 W8 3A	31,296	37	36
Fannie Mae Whole Loan	Fnw 2005 W1 1A3	56,473	67	65
Fannie Mae Whole Loan	Fnw 2007 W10 1A	103,105	117	113
Fannie Mae Whole Loan	Fnw 2007 W10 2A	31,051	35	34
Federal Home Loan	PC Pool 1B1150	51,523	55	54
Federal Home Loan	PC Pool 1G2080	58,172	62	61
Federal Home Loan	PC Pool 1G2667	26,250	28	27
Federal Home Loan	PC Pool 1H2581	54,690	58	58
Federal Home Loan	PC Pool 1Q0479	78,144	84	82
Federal Home Loan	PC Pool 1Q0556	30,787	33	32
Federal Home Loan	PC Pool 1Q0557	64,011	68	67
Federal Home Loan	PC Pool 1Q0558	87,272	94	92
Federal Home Loan	PC Pool 1Q1400	286,201	312	303
Federal Home Loan	PC Pool 2B2591	510,824	525	520
Federal Home Loan	PC Pool 2B3797	768,788	795	781
Federal Home Loan	PC Pool 781274	39,710	42	42
Federal Home Loan	PC Pool 782735	209,613	226	220
Federal Home Loan	PC Pool 840380	1,214,189	1,259	1,229
Federal Home Loan	PC Pool 840402	3,016,302	3,114	3,060
Federal Home Loan	PC Pool 847671	29,212	31	31
Federal Home Loan	PC Pool 848349	25,085	27	26
Federal Home Loan	PC Pool 849254	744,479	768	774
Federal Home Loan	PC Pool 849625	939,611	976	956
Federal Home Loan	PC Pool C91853	1,467,413	1,527	1,524
Federal Home Loan	PC Pool C91857	965,635	1,040	1,022
Federal Home Loan	PC Pool E02703	668,041	710	695
Federal Home Loan	PC Pool G01665	91,317	101	101
Federal Home Loan	PC Pool G01749	40,047	44	44
Federal Home Loan	PC Pool G01767	30,134	35	34
Federal Home Loan	PC Pool G01777	1,280,846	1,410	1,434
Federal Home Loan	PC Pool G03081	25,054	28	28

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2017
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Cost	Current Value

Federal Home Loan	PC Pool G04378	58,291	$66	$65
Federal Home Loan	PC Pool G05603	17,207	20	19
Federal Home Loan	PC Pool G05862	60,633	66	67
Federal Home Loan	PC Pool G06238	52,655	58	59
Federal Home Loan	PC Pool G06570	65,183	72	73
Federal Home Loan	PC Pool G06932	591,250	653	671
Federal Home Loan	PC Pool G07074	959,953	1,062	1,063
Federal Home Loan	PC Pool G07568	1,364,728	1,455	1,456
Federal Home Loan	PC Pool G07596	755,080	808	818
Federal Home Loan	PC Pool G08583	1,776,971	1,929	1,890
Federal Home Loan	PC Pool G08759	1,832,375	1,962	1,948
Federal Home Loan	PC Pool G08768	3,320,375	3,553	3,529
Federal Home Loan	PC Pool G12277	14,627	16	15
Federal Home Loan	PC Pool G12339	39,673	43	41
Federal Home Loan	PC Pool G12758	27,658	30	29
Federal Home Loan	PC Pool G13338	31,292	34	33
Federal Home Loan	PC Pool G13346	30,790	34	32
Federal Home Loan	PC Pool G13854	640,253	680	665
Federal Home Loan	PC Pool G14585	1,877,193	1,998	1,953
Federal Home Loan	PC Pool G30305	24,123	27	26
Federal Home Loan	PC Pool G30458	193,554	214	216
Federal Home Loan	PC Pool G60034	1,132,018	1,229	1,205
Federal Home Loan	PC Pool G61080	8,583,344	9,224	9,127
Federal Home Loan	PC Pool H09070	10,683	12	12
Federal Home Loan	PC Pool H09203	9,607	11	10
Federal Home Loan	PC Pool J08788	246,796	266	259
Federal Home Loan	PC Pool Q48869	2,237,537	2,402	2,378
Federal Home Loan	PC Pool V83108	2,244,762	2,405	2,389
Federal Home Loan	PC Pool V83156	2,716,321	2,917	2,888
FHLMC	MultiFamily Structured K055 X1	691,341	66	64
FHLMC	MultiFamily Structured K056 X1	294,017	26	25
FHLMC	MultiFamily Structured K057 X1	636,657	55	53
FHLMC	MultiFamily Structured K065 X1	2,729,275	152	145
FHLMC	MultiFamily Structured K066 X1	2,347,824	146	140
FHLMC	MultiFamily Structured K067 X1	6,145,640	300	292
Federal Natl Mtg Assn	Pool 256985 FN 11/37 Fixed 7.000%	33,943	39	39
Federal Natl Mtg Assn	Pool 310048 FN 02/38 Fixed Var	19,136	22	22
Federal Natl Mtg Assn	Pool 555285 FN 03/33 Fixed Var	65,319	73	74
Federal Natl Mtg Assn	Pool 677709 FN 02/33 Fixed 5.500%	72,409	80	80
Federal Natl Mtg Assn	Pool 725206 FN 02/34 Fixed Var	22,629	25	25
Federal Natl Mtg Assn	Pool 725228 FN 03/34 Fixed Var	242,000	270	275
Federal Natl Mtg Assn	Pool 725271 FN 02/19 Fixed Var	502	1	1
Federal Natl Mtg Assn	Pool 725330 FN 03/34 Fixed Var	326,959	365	371
Federal Natl Mtg Assn	Pool 735415 FN 12/32 Fixed Var	143,879	165	164
Federal Natl Mtg Assn	Pool 735523 FN 12/19 Fixed Var	1,759	2	2
Federal Natl Mtg Assn	Pool 735869 FN 08/35 Floating Var	25,495	27	27
Federal Natl Mtg Assn	Pool 745238 FN 12/20 Fixed Var	3,181	3	3
Federal Natl Mtg Assn	Pool 745303 FN 01/36 Floating Var	37,313	40	39
Federal Natl Mtg Assn	Pool 745398 FN 06/35 Fixed Var	36,031	40	41
Federal Natl Mtg Assn	Pool 745942 FN 04/34 Fixed Var	42,243	47	48
Federal Natl Mtg Assn	Pool 832257 FN 08/35 Floating Var	41,351	43	43
Federal Natl Mtg Assn	Pool 888136 FN 12/21 Fixed Var	32,626	36	34
Federal Natl Mtg Assn	Pool 888262 FN 01/22 Fixed Var	16,713	18	17
Federal Natl Mtg Assn	Pool 888291 FN 03/22 Fixed Var	62,014	68	65

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2017
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Cost	Current Value

Federal Natl Mtg Assn	Pool 888365 FN 04/22 Fixed Var	24,136	$27	$25
Federal Natl Mtg Assn	Pool 888366 FN 04/37 Fixed Var	550,019	637	643
Federal Natl Mtg Assn	Pool 888631 FN 08/22 Fixed Var	46,174	51	48
Federal Natl Mtg Assn	Pool 888891 FN 11/37 Fixed Var	36,314	41	41
Federal Natl Mtg Assn	Pool 888956 FN 03/36 Fixed Var	102,282	114	115
Federal Natl Mtg Assn	Pool 889390 FN 03/23 Fixed Var	61,287	67	65
Federal Natl Mtg Assn	Pool 889886 FN 12/37 Fixed Var	50,720	59	57
Federal Natl Mtg Assn	Pool 907860 FN 02/37 Floating Var	49,893	54	53
Federal Natl Mtg Assn	Pool 936482 FN 09/21 Fixed 6.000%	17,681	19	18
Federal Natl Mtg Assn	Pool 995005 FN 10/38 Floating Var	36,786	40	39
Federal Natl Mtg Assn	Pool 995212 FN 05/36 Fixed Var	110,425	123	125
Federal Natl Mtg Assn	Pool 995405 FN 10/23 Fixed Var	106,104	115	112
Federal Natl Mtg Assn	Pool 995487 FN 08/37 Fixed Var	31,456	35	36
Federal Natl Mtg Assn	Pool 995575 FN 09/36 Fixed Var	25,106	28	28
Federal Natl Mtg Assn	Pool 995597 FN 03/24 Fixed Var	24,000	26	25
Federal Natl Mtg Assn	Pool 995694 FN 12/38 Fixed Var	20,595	23	23
Federal Natl Mtg Assn	Pool 995788 FN 09/36 Fixed Var	404,073	444	447
Federal Natl Mtg Assn	Pool AB1763 FN 11/30 Fixed 4.000%	349,464	372	368
Federal Natl Mtg Assn	Pool AD0198 FN 09/38 Fixed Var	156,821	172	174
Federal Natl Mtg Assn	Pool AD0249 FN 04/37 Fixed Var	193,323	213	214
Federal Natl Mtg Assn	Pool AD0284 FN 01/24 Fixed Var	39,800	43	41
Federal Natl Mtg Assn	Pool AD0494 FN 08/37 Fixed Var	29,054	32	32
Federal Natl Mtg Assn	Pool AD0650 FN 09/39 Fixed Var	31,039	34	34
Federal Natl Mtg Assn	Pool AD0663 FN 06/36 Fixed Var	149,711	165	166
Federal Natl Mtg Assn	Pool AD0931 FN 07/35 Fixed Var	48,890	54	54
Federal Natl Mtg Assn	Pool AE0012 FN 09/38 Fixed Var	111,236	126	128
Federal Natl Mtg Assn	Pool AE0379 FN 08/24 Fixed Var	23,170	25	24
Federal Natl Mtg Assn	Pool AE0380 FN 10/24 Fixed Var	93,436	102	98
Federal Natl Mtg Assn	Pool AE0381 FN 12/24 Fixed Var	398,385	433	417
Federal Natl Mtg Assn	Pool AE0382 FN 10/24 Fixed Var	66,962	73	71
Federal Natl Mtg Assn	Pool AE0442 FN 01/39 Fixed Var	107,083	121	122
Federal Natl Mtg Assn	Pool AE0620 FN 05/24 Fixed Var	66,331	72	70
Federal Natl Mtg Assn	Pool AE0875 FN 01/25 Fixed Var	88,188	96	93
Federal Natl Mtg Assn	Pool AL0144 FN 11/37 Floating Var	4,814	5	5
Federal Natl Mtg Assn	Pool AL1043 FN 10/38 Floating Var	63,103	68	66
Federal Natl Mtg Assn	Pool AL2439 FN 06/26 Fixed Var	263,035	286	275
Federal Natl Mtg Assn	Pool AL4147 FN 01/25 Fixed Var	412,698	438	435
Federal Natl Mtg Assn	Pool AL4165 FN 01/31 Fixed Var	3,014,694	3,226	3,221
Federal Natl Mtg Assn	Pool AL4831 FN 02/44 Floating Var	1,015,092	1,051	1,055
Federal Natl Mtg Assn	Pool AL4980 FN 02/44 Floating Var	487,573	505	498
Federal Natl Mtg Assn	Pool AL5129 FN 04/44 Floating Var	1,205,536	1,243	1,247
Federal Natl Mtg Assn	Pool AL5441 FN 09/41 Fixed Var	814,460	886	879
Federal Natl Mtg Assn	Pool AL5749 FN 07/42 Fixed Var	1,055,996	1,145	1,132
Federal Natl Mtg Assn	Pool AL5931 FN 09/28 Fixed Var	575,628	610	594
Federal Natl Mtg Assn	Pool AL5957 FN 05/27 Fixed Var	1,350,934	1,452	1,407
Federal Natl Mtg Assn	Pool AL5968 FN 10/44 Floating Var	1,884,636	1,940	1,915
Federal Natl Mtg Assn	Pool AL6137 FN 07/21 Fixed Var	262,353	282	272
Federal Natl Mtg Assn	Pool AL7205 FN 12/29 Fixed Var	805,680	849	832
Federal Natl Mtg Assn	Pool AL7306 FN 09/42 Fixed Var	1,516,506	1,659	1,633
Federal Natl Mtg Assn	Pool AL7384 FN 09/45 Fixed Var	818,641	898	882
Federal Natl Mtg Assn	Pool AL8816 FN 09/45 Fixed Var	1,623,059	1,771	1,730
Federal Natl Mtg Assn	Pool AL9063 FN 02/31 Fixed Var	1,720,106	1,826	1,777
Federal Natl Mtg Assn	Pool AL9128 FN 02/46 Fixed Var	341,802	375	366
Federal Natl Mtg Assn	Pool AL9407 FN 09/42 Fixed Var	465,712	512	499

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2017
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Cost	Current Value

Federal Natl Mtg Assn	Pool AL9535 FN 11/46 Floating Var	2,182,924	$2,202	$2,184
Federal Natl Mtg Assn	Pool AL9781 FN 02/46 Fixed Var	1,580,586	1,704	1,693
Federal Natl Mtg Assn	Pool AO0810 FN 04/42 Floating Var	1,415,054	1,465	1,474
Federal Natl Mtg Assn	Pool AR6900 FN 03/43 Floating Var	882,221	901	883
Federal Natl Mtg Assn	Pool AS2666 FN 06/34 Fixed 4.000%	240,516	257	254
Federal Natl Mtg Assn	Pool AS9299 FN 03/37 Fixed 3.500%	1,000,132	1,032	1,037
Federal Natl Mtg Assn	Pool AT7040 FN 09/44 Floating Var	148,696	153	152
Federal Natl Mtg Assn	Pool AW4688 FN 05/44 Floating Var	613,599	632	624
Federal Natl Mtg Assn	Pool AX2197 FN 12/44 Floating Var	666,607	685	676
Federal Natl Mtg Assn	Pool BH9347 FN 10/47 Floating Var	1,794,677	1,831	1,822
Federal Natl Mtg Assn	Pool BM1357 FN 01/43 Fixed Var	1,410,926	1,529	1,512
Federal Natl Mtg Assn	Pool MA1814 FN 03/34 Fixed 4.000%	2,007,344	2,164	2,119
Federal Natl Mtg Assn	Pool MA2055 FN 10/34 Fixed 4.000%	1,572,995	1,683	1,660
Federal Natl Mtg Assn	Pool MA2141 FN 01/35 Fixed 4.000%	1,830,375	1,972	1,932
Federal Natl Mtg Assn	Pool MA2366 FN 08/35 Fixed 4.000%	1,066,524	1,149	1,126
Federal Natl Mtg Assn	Pool MA2962 FN 04/37 Fixed 3.500%	2,131,181	2,210	2,210
Federal Natl Mtg Assn	Pool MA3894 FN 09/31 Fixed 4.000%	702,636	749	741
Freddie Mac	Fhr 3312 AB	28,221	32	32
Freddie Mac	Fhr 4283 EW	683,785	760	728
Freddie Mac	Fhr 4319 MA	1,366,429	1,534	1,465
Government National Mortgage	A GNR 2017H17FQ	2,559,627	2,563	2,565
Vendee Mortgage Trust	Vende 1997 2 Z	68,754	82	79

Total Mortgages			108,352	107,172

U.S. government securities
California St	Cas 03/40 Fixed 7.625%	785,000	1,030	1,228
California St	Cas 04/39 Fixed 7.550%	400,000	513	629
California St	Cas 10/19 Fixed 6.200%	195,000	231	209
California St	Cas 10/39 Fixed 7.300%	710,000	894	1,059
Illinois St	ILS 03/18 Fixed 5.665%	2,100,000	2,349	2,111
Illinois St	ILS 03/19 Fixed 5.887%	725,000	769	748
Illinois St	ILS 06/33 Fixed 5.100%	1,450,000	1,378	1,448
Illinois St	ILS 11/21 Dixed 5.000%	700,000	753	743
New Jersey St Turnpike Auth	NJSTRN 01/40 Fixed 7.414%	375,000	479	579
New Jersey St Turnpike Auth	NJSTRN 01/41 Fixed 7.102%	1,070,000	1,483	1,599
TSY INFL IX	N/B 04/20 0.125%	3,028,295	3,016	3,022
TSY INFL IX	N/B 04/21 0.125%	2,263,653	2,250	2,254
US Treasury	N/B 03/18 0.750%	7,000,000	6,976	6,989
US Treasury	N/B 05/19 1.250%	9,500,000	9,461	9,421
US Treasury	N/B 07/18 0.750%	500,000	501	498
US Treasury	N/B 07/20 1.500%	6,470,000	6,469	6,401
US Treasury	N/B 08/22 1.625%	4,000,000	3,989	3,901
US Treasury	N/B 08/24 1.875%	2,565,000	2,525	2,496
US Treasury	N/B 09/19 1.375%	8,000,000	7,983	7,931
US Treasury	N/B 11/18 1.000%	5,240,000	5,212	5,203
US Treasury	N/B 12/17 1.000%	7,500,000	7,497	7,500

Total U.S. government securities			65,758	65,969

Asset-backed securities
Small Business Administration	SBAP 2001 20L 1	12,687	14	13
Small Business Administration	SBAP 2005 20E 1	19,713	22	21
Small Business Administration	SBAP 2005 20G 1	19,338	21	20

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2017
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Cost	Current Value

Small Business Administration	SBAP 2005 20I 1	26,683	$30	$28
Small Business Administration	SBAP 2006 20A 1	21,101	24	22
Small Business Administration	SBAP 2006 20C 1	34,850	40	37
Small Business Administration	SBAP 2006 20G 1	52,423	60	56
Small Business Administration	SBAP 2007 20A 1	36,708	41	39
Small Business Administration	SBAP 2007 20C 1	73,603	83	78
Small Business Administration	SBAP 2007 20D 1	68,640	78	73
Small Business Administration	SBAP 2007 20G 1	40,283	46	42

Total Assets			459	429

Cash Equivalents
State Street Bank & Trust Co	Short Term Investment Fund	10,059,554	10,060	10,060

Receivables				2,193

Liabilities				(211)

TOTAL SEPARATE ACCOUNT				301,546

	TOTAL INVESTMENTS PER FINANCIAL STATEMENTS			19,801,548

PARTICIPANT LOANS	Interest rates ranging from 2.23% to 9.50%			136,977

TOTAL INVESTMENTS PER FORM 5500				$19,938,525

* Party-in-interest as defined by ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

Date June 27, 2018	/s/ Christine L. Cavallo
Chevron Corporation, Plan Administrator
By: Christine L. Cavallo Assistant Secretary and Managing Counsel Chevron Corporation

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm, dated June 21, 2018.